Exhibit 99.6

Bit Origin Limited Announces Closing of $5 Million Underwritten Public Offering of Ordinary Shares

New York, June 7, 2022 (GLOBE NEWSWIRE) – Bit Origin Limited (NASDAQ: BTOG) ("Bit Origin" or the "Company"), an emerging growth company engaged in crypto mining business with diversified expansion strategies, today announced the closing of an underwritten public offering of 9,803,922 ordinary shares, at an offering price of $0.51 per ordinary share. The Company received gross proceeds of approximately $5 million, before underwriting discounts and estimated offering expenses. The Company intends to use the net proceeds from the offering for working capital and general business purposes.

In addition, the Company granted the underwriter a 45-day option to purchase an additional 1,470,588 ordinary shares, representing up to 15% of the number of the shares sold in the offering, solely to cover over-allotments, if any. A full exercise of the over-allotment option would increase the total gross proceeds of the offering to approximately $5.75 million.

Univest Securities, LLC acted as the sole book runner for the offering. Ortoli Rosenstadt LLP served as counsel to the Company, and Hunter Taubman Fischer & Li LLC served as counsel to Univest Securities, LLC in connection with the offering.

The sale of the ordinary shares in the offering was made pursuant to a shelf registration statement on Form F-3 (File No. 333-238700), previously filed with the U.S. Securities and Exchange Commission (the "SEC") on May 26, 2020, and declared effective on July 7, 2020. Such securities are being offered only by means of a prospectus. A final prospectus supplement and the accompanying prospectus relating to and describing the terms of the registered direct offering was filed with the SEC on June 7, 2022. When available, copies of the prospectus supplement and the accompanying prospectus relating to the offering may be obtained at the SEC's website www.sec.gov or by contacting Univest Securities, LLC by email at info@univest.us or standard mail to Univest Securities, LLC, 75 Rockefeller Plaza, Suite 1838, New York, NY 10019.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Bit Origin Limited

Bit Origin Limited, formerly known as China Xiangtai Food Co., Ltd., is an emerging growth company operating in the United States and engaged in crypto mining business. The Company is also actively deploying blockchain technologies, alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Limited

Erick W. Rengifo

Phone: +1-347-556-4747
Email: ir@bitorigin.io

Investor Relations Contact

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com